July 27, 2018

Division of Corporation Finance

Office of Transportation and Leisure

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn:  Heather Clark

           Claire Erlanger

Re:  Hasbro, Inc.

        From 10-K for the Fiscal Year Ended December 31, 2017

        Form 10-Q for the Fiscal Quarter Ended April 1, 2018

        Form DEF14A filed April 2, 2018

        File No.  001-06682

Dear Ms. Clark and Ms. Erlanger:

This letter is submitted on behalf of Hasbro, Inc. (the “Company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated July 17, 2018.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface to which we are responding.

 Form 10-Q for the Fiscal Quarter Ended April 1, 2018

Condensed Notes to Consolidated Financial Statements General, page 1

1.We note from your discussion in MD&A that in the quarter ended March 31, 2018, you recorded $17.3 million of severance costs related to the reorganization of the company’s commercial organization as part of selling, distribution and administration expenses. Please revise the notes to your financial statements to include the disclosures required by ASC 420-10-50.

Response

The Company’s commercial reorganization was not considered an exit or disposal activity, under the guidance of ASC 420. However, the Company has noted the SEC staff expects registrants that recognize employee termination benefits under the recognition criteria in ASC 712 to provide comparable disclosures for those benefits to the disclosures required by ASC 420-10-50.

As such, the Company will add the following disclosure to footnote 1 of its Form 10-Q for the fiscal quarter period ended July 1, 2018, to address the termination charge recorded:

Commercial Reorganization

In the first quarter of 2018, the Company recorded a pre-tax severance expense of $17,349 associated with accelerating its commercial organization transformation. The charge was included within selling, distribution and administration costs on the Consolidated Statements of Operations for the six months ended July 1, 2018 and reported within Corporate and Eliminations in footnote (11) Segment Reporting. Over the past several years, the Company has invested in developing an omni-channel retail presence, and in 2018 is bringing onboard new skill sets and talent to lead in today’s converged retail environment. The expense represents the total cost of this commercial reorganization for which the Company has a liability of $13,590 remaining on its Consolidated Balance Sheet as of July 1, 2018.

Form 10-Q for the Fiscal Quarter Ended April 1, 2018

(8) Pension and Postretirement Benefits, page 1

2. We note that in February 2018 you approved a resolution to terminate your U.S. defined benefit pension plan and plan to complete settlement within eighteen months.  We further note that you remeasured your projected benefit obligation and recorded an additional $35 million of PBO with offsets to AOCI and deferred taxes.  In this regard, please clarify your curtailment and settlement accounting including how you considered the guidance in ASC 715-30-35 in determining the appropriate accounting treatment for the terminations, settlements and curtailments. Include in your response the sequence you use to account for your settlements and curtailments and tell us if the sequence has been consistently applied when the settlements and curtailments are recognized together.

Response

The Company’s U.S pension plans were frozen in 2007 (non-union plan) and 2015 (union plan) and therefore participants have not accrued benefits since those dates. At the time such plans were frozen, the Company recorded curtailment losses that were not material.  The union plan was merged into the non-union plan effective December 2015 (the “U.S. defined benefit pension plan”).  The Company amended the U.S. defined benefit pension plan in February 2018 to allow for the termination of the plan.

ASC paragraph 715-30-35-68 states that, “measurements of net periodic pension cost for both interim and annual financial statements shall be based on the assumptions used for the previous year-end measurements unless more recent measurements of both plan assets and obligations are available or a significant event occurs, such as a plan amendment, that would ordinarily call for such measurements”.

The plan amendment was determined by the Company to be a significant event triggering remeasurement for the quarterly period ended April 1, 2018.  The Company remeasured its pension benefit obligation and plan assets as of February 28, 2018 (the practical expedient date) in accordance with ASC 715-30-35-66 which states:

“ASC 715-30-35-66A If a significant event caused by the employer (such as a plan amendment, settlement, or curtailment) that requires an employer to remeasure both plan assets and benefit obligations does not coincide with a month-end, the employer may remeasure plan assets and benefit obligations using the month-end that is closest to the date of the significant event. “

The Company did not record a settlement or curtailment in the first quarter of 2018. When the process of terminating the U.S. defined benefit pension plan is completed in 2019, the Company will account for this as a settlement event under ASC 715-30-35, at which time the obligations will be remeasured again to reflect the actual amounts being paid to settle all obligations to participants.

Form DEF14A filed April 2, 2018

2017 Financial Performance and Key Accomplishments, page 29

3. Please revise pages III and 29 to present reported net earnings prior to adjusted net earnings to avoid undue prominence given to a non-GAAP measure.  Please refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response

The Company confirms that in future filings we will present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 in the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

If you have any questions or desire further information regarding the Company’s responses, please contact me at (401) 727-5500.

                                                                                                      Sincerely,

/s/ Deborah Thomas
Deborah Thomas
Executive Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial Officer)